The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

March 28, 2012

Enerplus Announces Executive Resignation

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) today announced that Mr. Dana Johnson, President of Enerplus' U.S. Operations, has resigned to pursue other opportunities.

Enerplus expects to replace this position, however as an interim measure, Eric Le Dain, Enerplus' Senior Vice President, Strategic Planning, Reserves and Marketing, will be overseeing the company's U.S. Operations. Mr. Le Dain reports to Ian Dundas, Enerplus' Executive Vice President and Chief Operating Officer. Mr. Johnson will be available over the next two months to assist in the transition.

"We would like to thank Dana for his efforts and contributions. We wish him all the best in his future endeavors."

If you have any questions or for further information, please call 1-800-319-6462 or e-mail investorrelations@enerplus.com.

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Gordon J. Kerr
President & Chief Executive Officer
Enerplus Corporation